FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of  September 2008

Commission File Number            0-16174

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          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

www.tevapharm.com

September 25, 2008

NOTICE

At the Special Meeting of Shareholders of Teva Pharmaceutical Industries Ltd. held on September 25, 2008, the resolution on the agenda to appoint Mr. Joseph (Yosi) Nitzani as a statutory independent director for a term of three years, was approved by the shareholders.

Teva Pharmaceutical Industries Ltd.

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Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date: September 25, 2008

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